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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                    FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
         Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                    Commission File Number  333-04841

                                Simmons Company
            (Exact name of registrant as specified in its charter)

                             One Concourse Parkway
                                   Suite 600
                          Atlanta, Georgia 30328-5369
                                (770) 512-7700
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

              10 3/4% Series A Senior Subordinated Notes due 2006
           (Title of each class of securities covered by this Form)

                                      None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


        Rule 12(g)-4(a)(1)(i)     [ ]      Rule 12h-3(b)(1)(ii)     [ ]
        Rule 12(g)-4(a)(1)(ii)    [ ]      Rule 12h-3(b)(2)(i)      [ ]
        Rule 12(g)-4(a)(2)(i)     [ ]      Rule 12h-3(b)(2)(i)      [ ]
        Rule 12(g)-4(a)(2)(ii)    [ ]      Rule 15d-6               [ ]
        Rule 12h-3(b)(1)(i)       [X]

     Approximate number of holders of record as of the certification or notice date: None.
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     Pursuant to the requirements of the Securities Exchange Act of 1934,
Simmons Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



                                 SIMMONS COMPANY

Date:  July 2, 1999*             By: /s/ Jonathan C. Daiker
                                     -----------------------
                                     Jonathan C. Daiker
                                     Executive Vice President--Finance and
                                     Administration, Chief Financial Officer and
                                     Director


*This certification/notice amends the Form 15 originally filed by Simmons Company on November 4, 1998.

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